UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ARIZONA STAR RESOURCE CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Jurisdiction of Incorporation or Organization	None (IRS. Employer Identification No.)

220 Bay Street, Suite 1405 Toronto, Ontario, Canada (Address of Principal Executive Offices)	M5J 2W4 (Zip or Postal Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  [ X ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  [    ]

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered

Common stock, no par value	The American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.

Description of Registrant’s Securities to be Registered

Common Shares

This Form 8-A12B hereby registers the Registrant’s class of common shares without par value (the “Common Shares”). The authorized capital of the Registrant consists of 100,000,000 Common Shares. As at April 5, 2006, the Registrant had 41,600,937 fully paid and non-assessable Common Shares issued and outstanding.

All Common Shares rank equally as to (i) voting rights, (ii) dividend rights, and (iii) participation in a distribution of the assets of the Registrant in the event of a liquidation, dissolution or winding-up of the Registrant. In the event of a liquidation, dissolution or winding-up of the Registrant or other distribution of its assets, holders of the Common Shares will be entitled to receive on a pro rata basis, all of the net assets remaining after the Registrant has discharged its liabilities. The Common Shares do not have cumulative voting, pre-emptive, purchase or conversion rights, except in the case of the Shareholders Rights Plan as described below. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the Business Corporations Act (British Columbia).

Under the Registrant’s Shareholder Rights Plan (the “Plan”), one right (“Right”) is issued and attaches to each common share of the Corporation outstanding and will attach to each common share subsequently issued. The Right will separate from the Common Shares and will be exercisable eight business days, or such later date as may be determined by the Board of Directors, after a person has acquired or commences or publicly announces or discloses its intention to commence a takeover bid to acquire 20% or more of the Common Shares by way other than by an acquisition pursuant to a takeover bid permitted by the Shareholders Rights Plan. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. From and after the Separation Time, each Right, other than those held by the Acquiring Person, will permit the purchase of C$100 worth of Common Shares (at the market price on the date of the Flip-in Event) for C$50 (i.e., at a 50% discount).

The Requirements for a Permitted Bid include the following:

1.

the takeover bid must be made by way of a takeover bid circular;

2.

the takeover bid must be make to all holders of Common Shares;

3.

the takeover bid must be outstanding for a minimum of 60 days and the Common Shares tendered pursuant to the takeover bid may not be taken up and paid for prior to the expiry of such 60-day period and only if at such time more than 50% of the Common Shares held by the shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the “Independent Shareholders”) have been tendered to the takeover bid and not withdrawn.

4.

the Common Shares deposited pursuant to the takeover bid may be withdrawn at any time before they are taken up and paid for; and

5.

if more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within such 60-day period, then the bidder must make a public announcement of that fact and the takeover bid must remain open for the deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid to be made while a Permitted Bid is in existence.

The Board of Directors may, prior to the Flip-in Event, waive the dilutive effects of the Shareholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid that is made by way of a takeover bid circular to all holders of Common Shares or waive one or more of the requirements of a Permitted Bid or a Competing Permitted Bid, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event, and any such requirement, occurring under a takeover bid made by way of a takeover bid circular to all holders of Common Shares. The Board of Directors may also waive the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such later date as may be specified by the Board of Directors. With the majority consent of the shareholders or Rights holders at any time prior to the later of the Flip-in Event and the Separation Time, the Board of Directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of C$0.00001 each. The Shareholder Rights Plan became effective on November 9, 2005 (the “Effective Date”), and will terminate on the sixth anniversary of the Effective Date, subject to reconfirmation by the shareholders at the third annual shareholders’ meeting thereafter.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. Pursuant to applicable provisions of the Business Corporations Act (British Columbia), two-thirds of the votes cast at a general meeting must vote in favor of a proposed special resolution in order for the resolution to be passed.  The holders of the Common Shares are entitled to receive such dividends in any financial year as the Board of Directors of the Company may by resolution determine.

Item 2.

Exhibits

The following exhibits are filed as part of this Registration Statement and are incorporated by reference.

1.

Form 40-F Registration Statement filed on January 23, 2006.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ARIZONA STAR RESOURCE CORP.

By:

/s /  Paul A. Parisotto

Name:

Paul A. Parisotto

Title:

President and CEO

Date:

April 13, 2006